W.G. Timmins
1016-470 Granville Street
Vancouver, B.C.
V6C 1V5

I, W G Timmins, do hereby consent to the filing, with the regulatory authorities having jurisdiction, the technical report titled "Geological Summary Report on the Wheaton River Property" dated January 2006 and extracts from or a summary of the technical report in the written disclosures of Scout Exploration, Inc. or Iscis Holdings, Ltd.

Dated this 30th day of June 2006

W Timmins

W.G. Timmins